Exhibit 12(a)

Louisville Gas and Electric Company
Ratio of Earnings to Fixed Charges
For the Periods as Shown

($ millions)

		2006	2007	2008	2009	January 1, 2010 through October 31, 2010	November 1, 2010 through December 31, 2010
Earnings:
Income from continuing operations before income taxes		$179	$179	$131	$142	$167	$29
Exclude amounts reflected in line above:
Mark to market impact of derivative instruments(1)		—	—	(35)	20	20	(1)
Add fixed charges (see below)		47	53	60	46	40	8
Total Earnings	(A)	$226	$232	$226	$168	$187	$38
Fixed charges:
Interest expense		$41	$50	$58	$44	$38	$8
Estimated interest component of rental expense(2)		2	2	2	2	2	—
Preferred stock dividends		4	1	—	—	—	—
Total Fixed Charges	(B)	$47	$53	$60	$46	$40	$8
Ratio of Earnings to Fixed Charges	(A) ÷ (B)	4.81	4.38	3.77	3.65	4.68	4.75

(1) Represents unrealized gains or losses on derivative instruments recorded in the statements of income.

(2) Represents one-third of rentals charged to operating expense.